

October 19, 2011

Via Mail
Mr. Howard L. Ehler, Jr.
Imperial Industries, Inc.
1259 NW 21 Street
Pompano Beach, FL 33069

     Re: **Imperial Industries, Inc.**
            Form 10-K for the fiscal year ended December 31, 2010
            Filed March 28, 2011
            File No. 1-7190

Dear Mr. Ehler:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ John Cash

                    John Cash
                    Accounting Branch Chief